Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabed - 500 032, India Tel : + 91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Dr. Reddy’s Laboratories Limited (“Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its joint ventures for the quarter and year ended March 31, 2023 (“Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”)

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the following entities

Holding Company

1.	Dr. Reddy’s Laboratiories Limited

Subsidiaries
1.	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda
6.	Dr. Reddy's Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Credit Private Limited
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12.	Aurigene Discovery Technologies Inc.(liquidated on 23 March 2022)
13.	Aurigene Pharmaceutical Services Limited
14.	beta Institut gemeinnützige GmbH
15.	betapharm Arzneimittel GmbH
16.	Chirotech Technology Limited
17.	DRL Impex Limited
18.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
20.	Dr. Reddy’s Laboratories B.V. (merged with Reddy Netherlands B.V., Netherlands effective 25 January 2023)
21.	Dr. Reddy’s Laboratories Canada, Inc.
22.	Dr. Reddy's Laboratories Chile SPA
23.	Dr. Reddy’s Laboratories (EU) Limited

S.R. Batliboi& Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black B, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

24.	Dr. Reddy’s Laboratories Inc.
25.	Dr. Reddy's Laboratories Japan KK
26.	Dr. Reddy’s Laboratories Kazakhstan LLP
27.	Dr. Reddy’s Laboratories LLC, Ukraine
28.	Dr. Reddy's Laboratories Louisiana LLC
29.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
30.	Dr. Reddy’s Laboratories New York, LLC
31.	Dr. Reddy's Laboratories Philippines Inc.
32.	Dr. Reddy’s Laboratories (Proprietary) Limited
33.	Dr. Reddy's Laboratories Romania S.R.L.
34.	Dr. Reddy's Laboratories SAS
35.	Dr. Reddy's Laboratories Taiwan Limited
36.	Dr. Reddy's Laboratories (Thailand) Limited
37.	Dr. Reddy’s Laboratories (UK) Limited
38.	Dr. Reddy’s New Zealand Limited
39.	Dr. Reddy’s (WUXI) Pharmaceutical Co. Ltd (liquidated on 13 December 2021)
40.	Dr. Reddy's Research and Development B.V.
41.	Dr. Reddy’s Srl
42.	Dr. Reddy's Venezuela, C.A.
43.	Dr. Reddy’s Laboratories LLC, Russia
44.	DRS LLC (merged with Dr. Reddy's Laboratories LLC, Russia effective 01 July 2022)
45.	Lacock Holdings Limited
46.	Promius Pharma LLC
47.	Reddy Holding GmbH
48.	Reddy Netherlands B.V.
49.	Reddy Pharma Iberia SAU
50.	Reddy Pharma Italia S.R.L
51.	Reddy Pharma SAS
52.	Nimbus Health GmbH (from 24 February 2022)

Joint ventures
1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy's Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and
iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive loss and other financial information of the Group for the quarter and year ended March 31, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group and its joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

S.R. Batliboi & Associates LLP

Chartered Accountants

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive loss and other financial information of the Group including its joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and its joint ventures are also responsible for overseeing the financial reporting process of the Group and its joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

S.R. Batliboi & Associates LLP

Chartered Accountants

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
●	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matter

The accompanying Statement includes the audited financial results and other financial information, in respect of: two subsidiaries, whose financial results/statements include total assets of Rs 29,445 million as at March 31, 2023, total revenues of Rs. 7,902 million and Rs. 33,087 million, total net profit after tax of Rs. 510 million and Rs. 2,534 million, total comprehensive income of Rs. 510 million and Rs. 2,534 million, for the quarter and the year ended on that date respectively, and net cash outflows of Rs. 18 million for the year ended March 31, 2023, as considered in the Statement which have been audited by their respective independent auditors.

The independent auditor’s report on the financial statements and other financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of such auditors.

S.R. Batliboi & Associates LLP

Chartered Accountants

These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with the accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The Statement includes the results for the quarter ended March 31, 2023 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2023 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271BGSEIC9292

Place: Hyderabad

Date: May 10, 2023

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2023

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales/income from operations	58,430	66,353	50,684	234,595	205,144
	b) License fees and service income	4,539	1,346	3,684	11,284	9,247
	c) Other operating income	183	199	381	818	1,061

	Total revenue from operations	63,152	67,898	54,749	246,697	215,452

2	Other income	1,385	587	1,219	10,555	4,844

3	Total income (1 + 2)	64,537	68,485	55,968	257,252	220,296

4	Expenses
	a) Cost of materials consumed	10,728	12,891	13,030	42,198	43,124
	b) Purchase of stock-in-trade	7,667	9,160	7,087	33,670	34,837
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	586	(2,037)	(1,139)	709	(3,539)
	d) Employee benefits expense	12,760	11,732	9,726	46,466	38,858
	e) Depreciation and amortisation expense	3,155	3,237	2,930	12,502	11,652
	f) Impairment of non-current assets	540	134	7,419	699	9,304
	g) Finance costs	354	418	315	1,428	958
	h) Selling and other expenses	15,532	16,633	14,116	59,465	55,191

	Total expenses	51,322	52,168	53,484	197,137	190,385

5	Profit before tax and share of equity accounted investees(3 - 4)	13,215	16,317	2,484	60,115	29,911

6	Share of profit of equity accounted investees, net of tax	76	60	105	370	703

7	Profit before tax (5+6)	13,291	16,377	2,589	60,485	30,614

8	Tax expense/(benefit):
	a) Current tax	4,279	3,096	6,064	8,144	11,013
	b) Deferred tax	(589)	842	(4,445)	7,268	(2,224)

9	Net profit after taxes and share of profit of associates (7 - 8)	9,601	12,439	970	45,073	21,825

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	83	(69)	(981)	(660)	(3,568)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(12)	(31)	12	(43)	305
	b) (i) Items that will be reclassified subsequently to profit or loss	1,196	2,404	796	276	653
	(ii) Income tax relating to items that will be reclassified to profit or loss	(342)	(600)	(327)	306	(288)
	Total other comprehensive income	925	1,704	(500)	(121)	(2,898)

11	Total comprehensive income (9 + 10)	10,526	14,143	470	44,952	18,927

12	Paid-up equity share capital (face value Rs. 5/- each)	833	833	832	833	832

13	Other equity				232,028	191,292

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	57.79	74.91	5.84	271.47	131.57
	Diluted	57.68	74.76	5.83	270.90	131.21
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,398	10,304	9,316	37,195	37,499
	b) Global Generics	54,297	59,276	46,359	213,953	179,647
	c) Others	931	702	773	3,126	4,561
	Total	65,626	70,282	56,448	254,274	221,707
	Less: Inter-segment revenue	2,474	2,384	1,699	7,577	6,255
	Total revenue from operations	63,152	67,898	54,749	246,697	215,452

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,970	1,413	1,390	4,733	6,834
	b) Global Generics	33,498	38,254	26,830	132,719	103,270
	c) Others	535	430	526	1,909	3,749
	Total	36,003	40,097	28,746	139,361	113,853
	Less: Selling and other un-allocable expenditure/(income), net	22,712	23,721	26,157	78,876	83,239
	Total profit before tax	13,291	16,377	2,589	60,485	30,614

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results are prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended and are reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 10 May 2023. The Statutory Auditors have issued an unqualified report thereon.

2	License fee and service income for the year ended 31 March 2023 includes:

a. Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;

c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	During the quarter and year ended 31 March 2023, an amount of Rs. 305 million and Rs. 3,111 million respectively representing government grants has been accounted for as a reduction from cost of material consumed.

4	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:

a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million (Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.

b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the Company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge.

5	Included in “Selling and other expenses” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

6	On 23 June 2022, the Company entered into a Settlement Agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million) on the date of the settlement as ‘Other income’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

7	License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.

The aforesaid transactions pertain to Company’s Global Generics and Others segment.

8	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, and increased competition leading to lower volumes and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 9,304 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) intangible assets under development;

b) Rs. 2,955 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;

c) Rs. 174 million relating to other intangible assets.

9	The Company has been in litigation with Teva, principally over claims relating to the manufacturing of the commercial batches for VeraRing. Both the parties had claimed damages and all other remedies available under the law for the breach of the supply agreement entered between the parties. During the quarter ended 31 March 2023, the company had entered into a Settlement Agreement pursuant to which, all claims between the parties have been dismissed with prejudice and without any admission of liability by any of the parties.

10	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the year ended 31 March 2023.

11	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products Segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

12	During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

13	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’).

14

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

15	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

DR. REDDY'S LABORATORIES LIMITED

16	Consolidated Balance Sheet

	All amounts in Indian Rupees millions
	As at	As at
	31.03.2023	31.03.2022
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	56,542	48,869
Capital work-in-progress	9,752	12,796
Goodwill	5,474	5,473
Other intangible assets	30,175	26,873
Intangible assets under development	549	138
Investment in equity accounted investees	4,702	4,318
Financial assets
Investments	660	1,668
Trade receivables	-	54
Other financial assets	727	2,773
Deferred tax assets, net	7,052	12,770
Tax assets, net	2,687	3,285
Other non-current assets	276	629
Total non-current assets	118,596	119,646

Current assets
Inventories	48,670	50,884
Financial assets
Investments	44,496	20,173
Trade receivables	72,485	66,764
Derivative financial instruments	1,232	1,906
Cash and cash equivalents	5,779	14,852
Other bank balances	11,523	9,340
Other financial assets	4,950	1,574
Other current assets	15,120	12,330
Total current assets	204,255	177,823

TOTAL ASSETS	322,851	297,469

EQUITY AND LIABILITIES
Equity
Equity share capital	833	832
Other equity	232,028	191,292
Total equity	232,861	192,124

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	-	3,800
Lease liabilities	1,278	1,946
Provisions	199	258
Deferred tax liabilities, net	760	14
Other non-current liabilities	2,032	1,669
Total non-current liabilities	4,269	7,687

Current liabilities
Financial liabilities
Borrowings	11,190	27,082
Lease liabilities	1,004	1,017
Trade payables
Total outstanding dues of micro enterprises and small enterprises	83	125
Total outstanding dues of creditors other than micro enterprises and small enterprises	22,601	22,537
Derivative financial instruments	137	479
Other financial liabilities	29,175	24,832
Liabilities for current tax, net	2,143	5,442
Provisions	6,525	5,866
Other current liabilities	12,863	10,278
Total current liabilities	85,721	97,658

TOTAL EQUITY AND LIABILITIES	322,851	297,469

DR. REDDY'S LABORATORIES LIMITED

17	Consolidated statement of cashflows

All amounts in Indian Rupees millions

	Year ended	Year ended
	31.03.2023	31.03.2022
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	60,485	30,614
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(876)	(277)
Depreciation and amortisation expense	12,502	11,652
Impairment of non-current assets	699	9,304
Allowance for credit losses (on trade receivables and other advances)	205	70
Loss/(Profit) on sale or de-recognition of non-current assets, net	208	(1,119)
Share of profit of equity accounted investees	(370)	(703)
Foreign exchange (gain)/loss, net	(925)	(758)
Interest income	(1,180)	(965)
Finance costs	1,428	958
Equity settled share-based payment expense	397	592
Inventories write-down	4,869	4,584
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade and other receivables	(5,752)	(17,012)
Inventories	(2,654)	(9,912)
Trade and other payables	23	4,412
Other assets and other liabilities, net	528	4,105
Cash generated from operations	69,587	35,545
Income tax paid, net	(10,714)	(7,437)
Net cash from operating activities	58,873	28,108

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(11,323)	(14,660)
Proceeds from sale of property, plant and equipment	82	370
Expenditures on other intangible assets	(7,541)	(4,389)
Proceeds from sale of other intangible assets	-	2,946
Payment for acquisition of business, net of cash acquired(1)	-	(326)
Purchase of investments	(136,171)	(88,972)
Proceeds from sale of investments	112,805	77,771
Interest and dividend received	777	873
Net cash used in investing activities	(41,371)	(26,387)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	157	334
Proceeds from sale of treasury shares	211	-
(Repayment of)/Proceeds from short-term loans and borrowings, net	(19,382)	3,520
Payment of principal portion of lease liabilities	(1,015)	(785)
Dividend paid	(4,979)	(4,146)
Interest paid	(1,853)	(1,345)
Net cash used in financing activities	(26,861)	(2,422)

Net (decrease)/increase in cash and cash equivalents	(9,359)	(701)
Effect of exchange rate changes on cash and cash equivalents	286	733
Cash and cash equivalents at the beginning of the period(2)	14,852	14,820
Cash and cash equivalents at the end of the period	5,779	14,852

*	Rounded off to million.
**	FVTPL (fair value through profit or loss)
(1)	Cash and cash equivalents acquired under business combination Rs. Nil and Rs.11 million for the periods ended 31 March 2023 and 31 March 2022, respectively.
(2)	Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2023 and 31 March 2022, respectively.

DR. REDDY'S LABORATORIES LIMITED

18	The Board of Directors, at their meeting held on 10 May 2023, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.

19	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad Date: 10 May 2023	G V Prasad Co-Chairman & Managing Director